January 29, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Resource Real Estate Diversified Income Fund (the "Fund")

File Numbers: 333-183982, 811-22749

Dear Ms. Browning:

On behalf of the Resource Real Estate Diversified Income Fund (the "Fund"), this letter responds to the oral comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") on January 11, 2013, as a follow-up to the written comments that you provided on behalf of the Staff, dated October 19, 2012 (“SEC Comment Letter”), with respect to the initial registration statement of the Fund on Form N-2 (the "Registration Statement").  The Fund anticipates submitting an amended registration statement on Form N-2 on or about February 4, 2012.  The Fund is attaching a revised version of Form N-2 that reflects edits made in response to your comments.  The Fund does not anticipate that the upcoming filing would have any material differences from the marked N-2 attachment, other than the inclusion of updated information and data currently shown in brackets.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

General

1.

The Fund currently discloses in its statement of additional information (“SAI”) that the Fund may invest up to 5% of its assets in “hedge funds.”  Please review the SAI and revise as appropriate to incorporate the hedge fund related disclosures referenced in the SEC Comment Letter.

Response:  The Fund has revised its SAI disclosure regarding hedge funds as appropriate to incorporate the hedge fund related disclosures referenced in the SEC Comment Letter.  As revised, the hedge fund disclosure in the SAI states:

The Fund may invest up to 5% of its net assets in “hedge funds,” which are private investment funds that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act.  Hedge funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with Private Real Estate Investment Funds, as disclosed in the Fund’s prospectus.  In addition, investors should be aware that hedge funds often engage in leverage, short-selling, arbitrage, hedging, derivatives, and other speculative investment practices that may significantly increase investment loss. Hedge funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance.  Certain hedge funds charge performance fees that may create an incentive for its manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee.   Additionally, hedge funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

As specified therein, the Fund’s SAI hedge fund disclosure cross-references the following Private Real Estate Investment Funds disclosures from the prospectus:

Private Real Estate Investment Funds Risk.  Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.  The Fund's performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser's ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them.  Private Real Estate Investment Fund managers may change their investment strategies at any time.  While the Adviser may reallocate the Fund's investments among other investment vehicles, the Adviser's ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser's ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments.  As a result, the Fund will depend on the asset manager to a Private Real Estate Investment Fund to

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provide a valuation of the Fund’s investment, which could vary from the fair value of the investment that may be obtained if such investment were sold to a third party.  In addition to valuation risk, shareholders of Private Real Estate Investment Funds are not entitled to the protections of the 1940 Act.  For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC.  These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.  Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Private Real Estate Investment Funds Risk.  The Fund's performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser's ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them.  Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.  The Fund is subject to, and indirectly invests in Private Real Estate Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular.  The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity.  The Fund's investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment.  The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund's assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private Real Estate Investment Fund managers may invest the Private Real Estate Investment

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Funds' assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund's assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Fund Managers focus primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Private Real Estate Investment Fund Managers may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private Real Estate Investment Fund managers may use derivatives for speculative or hedging purposes. Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Investment Advisers Act of 1940, as amended. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. Private Real Estate Investment Fund managers may sell short securities held by Private Real Estate Investment Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Private Real Estate Investment Funds' short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private Real Estate Investment Fund managers may change their investment strategies at any time. Private Real Estate Investment Fund managers may invest the Private Real Estate Investment Funds' assets without limitation in restricted and illiquid securities. Private Real Estate Investment Fund managers may invest the Investment Funds' assets in equity securities without limitation as to market capitalization.  Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments.  Please see “Liquidity Risk” for a description of risks associated with illiquid securities.  As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund.  The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party.  The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.  Private Real Estate Investment Funds that invest primarily in publicly traded securities are more

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easily valued.  In addition to valuation risk, shareholders of Private Real Estate Investment Funds are not entitled to the protections of the 1940 Act.  For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates.  As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage.  Please see “Leverage Risk” above for a description of risks associated with the use of leverage.  Additionally, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund's net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees.  These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

2.

Please review the Prospectus and SAI to confirm that references to the illiquidity of shares of the Fund, as well as certain of the Fund’s investments, are carried out consistently throughout the documents.

Response:  The Fund has revised the Prospectus and SAI where appropriate to clarify the illiquidity of shares of the Fund and certain Fund investments.

3.

Please disclose that the Fund must comply with Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with its investment in other registered investment companies, and disclose the limitations associated therewith.

Response:  The Fund has added the following disclosure to the SAI:

Investment Companies

The Fund may invest in investment companies, including open-end funds (mutual funds), closed-end funds, and exchange traded funds (also referred to as "Underlying Funds").  The 1940 Act provides that the Fund generally may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the "5% Limit"), and (3) invest more than 10% of its assets in investment companies overall (the "10% Limit"), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

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In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1), as summarized above, shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions:  when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund.  Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference.  The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund's outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund's outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets.

4.

The term “Private Investment Fund” is defined as “private real estate investment funds managed by unaffiliated institutional investment managers.”  In order to ensure that investors do not misconstrue the term as applying to non-real estate related funds, please redefine the term as “Private Real Estate Investment Funds.”

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Response:  The Fund has changed the defined term “Private Investment Fund” to “Private Real Estate Investment Fund.”

5.

Please clarify in the fee table and elsewhere as appropriate that offering costs borne by the Fund will be borne by the Fund’s shareholders.

Response:  The Fund has revised the document where appropriate to clarify that offering costs borne by the Fund’s shareholders as an expense of the Fund.

6.

Please clarify whether the Fund will invest in “business development companies” as defined in the Investment Company Act of 1940.

Response:  The Fund will not invest in “business development companies” as defined in the Investment Company Act of 1940.

7.

References to “broader markets” in the Fund’s investment objective and “broader equity markets” in the subsequent definitions relating to the Fund’s investment objective are confusing.  Please define these terms in greater detail and rectify any inconsistencies.

Response:  The Fund has revised its investment objective by changing the term “broader markets” to “broader equity markets.”  In addition, the Fund has revised the description of “broader equity markets” as follows:

The Fund defines “moderate volatility” to mean investment returns having a level of volatility equal to or less than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market.  The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index.

8.

The Prospectus states that the Fund may invest up to 10% of its net assets in “junk bonds.”  Please clarify whether the Fund will continue to invest in debt securities that have defaulted or have been downgraded.

Response:  In the event of a downgrade of debt securities held by the Fund, the Adviser will evaluate the particular facts and circumstances surrounding the downgrade and take whatever action it believes is in the best interests of the Fund.  Accordingly, the Fund has revised its disclosure in the Prospectus to state:

Although the Fund may invest in debt securities of any quality, duration or maturity, the Fund anticipates that it will invest primarily in real estate bonds and real estate convertible bonds that are investment grade (or unrated, but determined by the Adviser to be of equivalent quality).  In addition, the Fund may invest up to 10% of its net assets in fixed-income securities rated less than investment grade that are sometimes referred to as high yield or "junk bonds."

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Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations.  A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security.  However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

9.

Please remove all references in the Prospectus and SAI to phrases and terms that imply, or state, that the Fund may invest in other types of securities that are not disclosed (e.g., "such as," "other," "including, but not limited to," and "various").  In addition, please use the phrase "consist of (or some similar, all inclusive phrase)," when explaining information rather than the phrase, "to include.”

Response:

The Fund has made revisions where appropriate to eliminate phrases or terms that could give the impression that the Fund invests in investment vehicles other than those disclosed in the prospectus or SAI.

10.

The term “Investment Funds” is defined to include both “Private Investment Funds” and “Public Investment Funds.”  Consider whether this definition should be changed or eliminated in order to reduce the chance that investors could have difficulty understanding the differences between Private Investment Funds and Public Investment Funds.

Response:  The Fund has revised the document to eliminate the use of “Investment Funds” as a separately defined term.  All previous references to “Investment Funds” have been replaced by “Public Investment Funds” and “Private Real Estate Investment Funds” as appropriate.

11.

Please see comment 24 in the SEC Comment Letter. Please clarify how the Fund assesses whether the underlying funds, including the Private Investment Funds, will also have a policy to invest at least 80% of their net assets, plus borrowings for investment purposes, in "real estate and real estate related industry securities."

Response:

The Fund notes that Private Real Estate Investment Funds and many Public Investment Funds are not subject to rule 35d-1 under the 1940 Act and therefore will not have adopted 80% policies.  For purposes of the 80% asset test, the Adviser will review each Private Real Estate Investment Fund and Public Investment Fund in order to verify that either (1) such fund has adopted an 80% policy, or (2) in the case of funds that have not adopted (and are not required to adopt) an 80% policy, such fund nonetheless does invest at least 80% of its assets in real estate and real estate related industry securities.  Accordingly, the Fund has revised its disclosure in the “Investment Objective and Policies” section of the Prospectus Summary as follows:

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For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their assets in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their assets in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies.  The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

12.

In the “Summary of Risks” and “Risk Factors” sections, please change the term “Real Estate Securities Risk” to “Concentration in Real Estate Securities Risk” in order to draw greater attention to the concentration risk disclosure contained therein.

Response:

The Fund has revised the disclosure as requested.

13.

Please make the following changes to the “Investment Strategy” section:

•

consider disclosing the possibility of a return of capital;

•

in the first paragraph of this section, please move the last sentence closer to the beginning of the paragraph;

•

identify the types of derivatives in which underlying investment vehicles may invest;

•

delete the phrases “but not limited to” and “among other things”;

•

either define or delete the term “quality” in the fifth paragraph.

Response:

With respect to the first bullet, please see the Fund’s response to comment 20 below. With respect to the second, fourth and fifth bullets, the Fund has revised the disclosure as requested. With respect to the third bullet, the Fund has sought to address the Staff’s concerns by broadening its disclosure regarding the Fund’s potential exposure to derivatives through investment in underlying funds as follows:

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies, including investing in (i) equity, equity-related and other securities of companies across various real estate related sectors of the market, (ii) debt securities of companies across various real estate related sectors of the market, and (iii) mortgage backed securities.  In addition, the Fund may invest in investment vehicles that use derivatives, including forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investments in real estate.

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14.

In the “Derivatives Risk” paragraph under “Summary of Risks,” (1) change “may” to “will,” (2) change “including” to “consisting of” and add any additional derivative types as appropriate, and (3) revise the phrase “derivative or hedging strategies.”

Response:

The Fund has revised the disclosure as requested.

15.

In the bolded paragraph added to the cover page in response to comment 15 of the SEC Comment Letter, replace the phrase “may trade” with “have a tendency to trade frequently.”

Response:

The Fund has revised the disclosure as requested.

16.

With respect to the Fund’s use of derivatives, please confirm that the Fund intends only to invest in derivatives for hedging purposes or revise the disclosure accordingly.  Also, if the Fund will be engaging in “total return swaps,” please clarify how they will be valued.  When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:

The Fund has revised the derivatives disclosure in the SAI to provide that derivatives may be used for both hedging and speculative purposes.  In addition, the Fund will seek to use the mark-to-market value of total return swaps where available, and may rely on valuations provided by independent third-party pricing services, subject to the approval of the Board.  Finally, the Fund acknowledges that the Commission could issue future guidance that could impact the manner in which the Fund operates.

17.

In response to comment 27 of the SEC Comment Letter, the Fund stated that it deleted the prohibition on selling securities short from the Fund’s fundamental investment policies.  Will the Fund sell securities short?  If so, how does this fit into the Fund’s strategy?

Response:

The Fund has no current intent to sell securities short.  Any future activity involving short sales would be for hedging purposes only.  The Fund has added disclosure to the SAI clarifying this point.

18.

Please make the following changes to the “Fund Expenses” table:

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•

confirm that the Fund’s borrowing activities, if any, will not affect expenses, or revise the expense table accordingly;

•

Place the 1-year CDSC in the table, rather than a footnote;

•

revise footnote 2 to state, “Estimated for initial 12 months”;

•

disclose in footnote 3 that brokerage and transaction costs incurred by hedge funds are not included in the AFFE line, and review adequacy of performance fee disclosure;

•

disclose that excluded expenses could increase total annual expenses above the expense cap limit;

•

change “Summary of Expenses” in first paragraph after table to “Fund Expenses.”

Response:

The Fund has revised its disclosures as follows:

•

Borrowing Activities – Because the Fund does not have outstanding debt or borrowing, it does not present interest expense as a line item in the fee table.  However, the Fund undertakes to provide such a line item in its next amended registration statement following commencement of investment operations, if applicable.

•

1-Year CDSC – The Fund has determined not to charge a 1-year CDSC on purchases over $1 million or more, so this item has been removed.

•

Footnote 2 – The Fund has revised the disclosure as requested.

•

Footnote 3 – The Fund has revised the disclosure as requested.

•

Impact of Excluded Expenses on Expense Ratio – The Fund has revised the disclosure as requested.

•

Change to “Summary of Expenses” – The Fund has revised the disclosure as requested.

19.

In its response to comments 31 and 86 of the SEC Comment Letter, the Fund revised its disclosure regarding the valuation of Private Investment Funds under the heading “Determination of Net Asset Value.”  Please further revise this disclosure as follows:

•

Delete the phrase “Like all investments that are valued at fair value” from the first sentence of the second paragraph;

•

Add the phrase “and pursuant to policies implemented by the Board” to the fourth sentence of the second paragraph;

•

Confirm that the Fund has revised its “fair value” disclosure under the heading “Determination of Net Asset Value” as indicated in its response to comment 86 of the SEC Comment Letter.

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Response:

The Fund revised the first and second paragraphs under “Determination of Net Asset Value” as follows:

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each share will be offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds investing in private real estate), securities are valued at fair value as determined by the Board of Trustees. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser, which acts under the Board’s supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Private Real Estate Investment Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded.  There is no single standard for determining fair value of a security. Rather, the Adviser’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Private Real Estate Investment Funds' assets may differ from their actual realizable value or future fair value.  In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board’s supervision and pursuant to policies implemented by the Board, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund's Portfolio Manager.  The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors.  As part of its ongoing due diligence of Private Real Estate Investment Fund investments, the Adviser will attempt to obtain current information from Private Real Estate Investment Fund asset managers to value all fair valued securities, but it is anticipated that portfolio holdings of the Private Real Estate Investment Funds could be available on no more than a quarterly basis.  Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

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20.

In its response to comments 69 and 70 of the SEC Comment Letter, the Fund indicated that it did not anticipate significant delays in the investment of net proceeds.  Please confirm that this is the case.  Otherwise, please disclose that distributions could consist of a return of capital.

Response:

The Fund has revised its disclosure under “Use of Proceeds” to clarify that if the Fund is delayed in investing the proceeds of the offering, the Fund’s distribution could consist, in whole or in part, of a return of capital.

21.

In its response to comment 74 of the SEC Comment Letter, the Fund revised its disclosure regarding Non-Traded REITs to state that “Non-Traded REITs have historically offered investors higher current income than Public REITs or Public Investment Funds.”  Please provide data to support this statement and consider whether additional disclosure is needed to ensure its accuracy.  Also, please include a discussion of risks associated with Non-Traded REITs in the “Summary of Risks” and “Risk Factors” sections of the Prospectus.

Response:

The Fund has deleted the sentence referenced in comment 21 from the Prospectus and has incorporated the following disclosure into the Summary of Risks section of the Prospectus:

Non-Traded REIT Risk.  Non-traded REITs are subject to the following risks in addition to those described in “REIT Risk.”  Non-Traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of an investor’s (including the Fund’s) investment.  Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be accessible for an extended period of time.  There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs.  In addition, there is no guarantee that investors (including the Fund) will receive a distribution. Distributions from Non-Traded REITs may be derived from the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor's interest.

In addition, the Fund has incorporated the following disclosure into the Risk Factors section of the Prospectus:

Non-Traded REIT Risk.  Non-traded REITs are subject to the following risks in addition to those described in “REIT Risk.”  Non-Traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of an investor’s (including the Fund’s) investment.  Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be accessible for an extended period of time.  Redemption programs offered by Non-Traded REITs may have significant restrictions, such as caps on the amount

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of shares that can be redeemed annually, limits on the amounts and sources of funds that may be used to fund redemptions and the ability of the REIT to suspend or terminate the program at its discretion. There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs.  In addition, there is no guarantee that investors (including the Fund) will receive a distribution. Distributions from Non-Traded REITs may be derived from the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor's interest.  Dividends paid by Non-Traded REITs may vary based on economic risks, geopolitical risks, changes in the real estate market, performance of the REIT, regulatory changes, and key personnel changes.  Distributions from Non-Traded REITs can be suspended for a period of time or halted altogether.

22.

In its response to comment 87 of the SEC Comment Letter, the Fund added disclosure stating that its “policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner . . . .”  Please clarify what is meant by “fair and equitable” (e.g., are trades allocated on a pro rata basis?).

Response:  In accordance with the Adviser’s policies and procedures, trades are allocated on a pro rata basis, relative to the size of the order.  The Fund has added disclosure to the Prospectus clarifying this point.

23.

In its response to comment 81 in the SAI section of the SEC Comment Letter, the Fund discussed its policy regarding covered obligations.  Please also disclose how the Fund will value derivatives for purposes of determining the amount of coverage required (e.g., mark-to-market? notional value?).

Response:  When valuing derivatives, the Fund will seek to use the mark-to-market value where available, and may rely on an instrument’s notional value, as well as valuations provided by independent third-party pricing services, subject to the approval of the Board.  Accordingly, the Fund has added the following disclosure to the end of the second paragraph under the heading “Covered Obligations”:

The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board.

* * *

The Fund has authorized us to convey to you that the Fund acknowledges:

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•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

Attachment

80894.3